Exhibit 99.1

July 19, 2010

Dear Fellow Shareholder:

As many of you are aware, we recently announced the planned sale of our nutraceutical assets to MHT, LLC, an affiliate company to Marco Hi-Tech JV LLC, and subsequent liquidation of the Company. This was not an easy decision for management and the Forbes Board of Directors. Over the past two years following the abandonment of our pharmaceutical development program, management worked very diligently to increase its product portfolio either through the acquisition of products or companies. Despite several discussions, some of which moved to an advanced stage, the recent economic climate and a significant reduction in equity financing made it impossible for us to consummate a deal where Forbes was the acquirer. Consequently, in the interest of stakeholders, we turned our sights onto being acquired rather than allowing our financial resources to evaporate.

The deal being proposed by the Company has received a Fairness Opinion from Boenning & Scattergood dated July 7th, 2010 to the effect that the consideration to be received by Forbes Medi-Tech is fair from a financial point of view. More importantly, from a business perspective, this transaction will allow Reducol to grow and thrive in a company which already has a strong presence in the ingredient business in North America with potential upsides in the rest of the world where Forbes has initiated a presence in several markets.

Subsequent to entering into our agreement with MHT, we received a proposal from Pharmachem Laboratories, Inc., which the Board of Directors determined may lead to a superior offer for our nutraceutical assets. Subject to our agreement with MHT, we intend to pursue discussions with Pharmachem to determine if its proposal can become a firm offer. There can be no assurance Pharmachem will make a firm offer that is superior to our transaction with MHT.

Finally, I would like to take this opportunity to thank our valued shareholders for their support. I would also like to thank the Board of Directors, management team and our valued business partners for their commitment to Forbes over the years.

Sincerely,

(signed) "Charles A. Butt"

Charles A. Butt
President & Chief Executive Officer
Forbes Medi-Tech Inc.